UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period     April 2008                                   File No:  0-52400

Unbridled Energy Corp.

(Name of Registrant)

Suite 400, 2424 4th Street SW, Calgary, Alberta, Canada T2S 2T4

 (Address of principal executive offices)

1.

News Release dated April 24, 2008.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Unbridled Energy Corp.

(Registrant)

Dated: April 28, 2008	Signed: /s/ Carmen Etchart
Carmen Etchart, Corporate Secretary

THIS PRESS RELEASE IS NOT FOR DISTRIBUTION IN THE UNITED STATES OR TO U.S. NEWS AGENCIES

Unbridled Energy Corporation

Suite 400, 2424 4th Street SW, Calgary, AB T2S 2T4

NEWS RELEASE

FOR IMMEDIATE RELEASE

UNBRIDLED ENERGY CORPORATION AMENDS PRIVATE PLACEMENT

CALGARY-PITTSBURGH · April 24, 2008 · Unbridled Energy Corporation (TSX.V: UNE/OTCBB: UNEFF/Frankfurt: O4U) (the “Company”) announces that it is amending the terms of  its private placement first announced in its news release of March 18, 2008.  The Company now intends to raise up to $7.0 million by way of a private placement financing by offering a combination of units (the “Units”) at a price of $0.30 per Unit and flow-through shares (the “Flow-Through Shares”) at a price of $0.33 per Flow-Through Share (the “Offering”).  The final numbers of Units and Flow-Through Shares will be determined by the outcome of discussions with potential subscribers.  As originally announced, each Unit will comprise one common share and one-half of one warrant.  Each whole warrant will be exercisable for a period of 18 months from the closing date to acquire one additional common share at a price of $0.45 per share.  The net proceeds from the sale of flow-through common shares will be used to incur exploration and development expenses which qualify as CEE under the Income Tax Act (Canada).

The other terms of the Offering remain unchanged.  The amended terms of the Offering, including a request for an extension of the time for filing final private placement materials, are subject to acceptance by the TSX Venture Exchange.

The total amount of the Offering is being increased from $5.0 million to $7.0 million due to increased investor interest in the Offering and joint venture opportunities for the Company in the Marcellus Shale Play, Appalachian Basin, with primary focus in Pennsylvania.   Also, a portion of the additional proceeds will be applied to drilling six wells of a planned 10-well drilling program in New York State, increased from the original plan to drill five such wells.  On April 22, 2008, “Reheiser #2”, the first of those now six wells, in Ellery Township, New York, was spudded.  The rig was drilling ahead at 1,158 feet as of 8:00 am on April 24, 2008.

Also, Equitable Production Company, the Company’s co-venture partner in Ohio, has moved a drilling rig on location and spudded the first of three horizontal wells at midnight, April 23, 2008, on the Company’s Lower Huron Shale Gas Play in Ohio. The rig was setting 9 5/8 in conductor at 120 feet as of 8:00 am on April 24, 2008.

The securities to be issued under the Offering have not been registered under the United States Securities Act of 1933 (as amended) or any state securities laws, and unless so registered may not be offered or sold in the United States or to U.S. Persons, except pursuant to an exemption from, or in a transaction subject to, the registration requirements of the Securities Act of 1933 (as amended) and applicable state securities laws. This press release is issued pursuant to Rule 135(c) of the Securities Act of 1933 (as amended), and does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of securities of the Company in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Unbridled Energy Corporation

Joseph H. Frantz Jr.

President & CEO

For more information, please contact Mark Mastilliak, the Company’s Investor Relations Consultant at 1-800-940-6781 or visit www.unbridledenergy.com.

Forward-Looking Statements

This press release contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to the proposed Offering (as defined above), including the use of proceeds, and future plans for drilling new wells, entering into new joint ventures and further property acquisitions.  Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties.  Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include, but are not limited to, the Company’s inability to secure subscriptions from investors to complete the proposed Offering in whole or in part, a management decision to change its plans relating to the Offering, the use of financing proceeds, exploration, or future joint ventures and acquisitions, based on changing circumstances such as changes in natural gas prices, the possibility that exploration efforts will not yield economically recoverable quantities of gas, accidents and other risks associated with gas exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the availability of drill rigs and other exploration infrastructure, the need of the Company and its joint venture partners for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F.

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 FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR DISSEMINATION

IN THE UNITED STATES.

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for the adequacy or accuracy of this release.